OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2023	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLEXUS FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21805 Field Parkway, Suite 320
(No. and Street)

Deer Park	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Sinelnikov (212)-751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name -- *if individual, state last, first, middle name*)

10 S. Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Peter Sinelnikov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLEXUS FINANCIAL SERVICES, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter Sinelnikov
Signature

FINOP/PFO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEXUS FINANCIAL SERVICES, LLC
Deer Park, Illinois

Year Ended December 31, 2020
Together With Report of the Independent
Registered Public Accounting Firm

PLEXUS FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Year Ended December 31, 2020

PAGE

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

    Statement of Financial Condition 2
    Notes to Financial Statements 3-5

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
Plexus Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Plexus Financial Services, LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Plexus Financial Services, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Plexus Financial Services, LLC's management. Our responsibility is to express an opinion on Plexus Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plexus Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Plexus Financial Services, LLC's auditor since 2017.
Chicago, Illinois
March 26, 2021

PRAXITY
Empowering Business Globally

PLEXUS FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2020

Assets

Assets:		
Cash and cash equivalents	$	602,072
Regulatory deposit – FINRA		1,954
Fixed assets (net of accumulated depreciation of $5,306)		2,449
Advisory fees receivable		86,418
Commissions receivable – group annuities		115,993
Total Assets	$	808,886

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	43,333
Due to affiliate		47,084
Deferred revenue		38,750
Total Liabilities		129,167
Member's Equity		679,719
Total Liabilities and Member's Equity	$	808,886

The accompanying notes are an integral part of this financial statement

Note 1 - Organization and Nature of Business

Plexus Financial Services, LLC (PFS, the Company) is a licensed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) as an investment advisor and The Financial Industry Regulatory Authority (FINRA) as a broker-dealer. PFS is wholly-owned by The Plexus Groupe, LLC (TPG), an independent national insurance brokerage firm, and obtained its license on December 3, 2010. PFS receives advisory fees and commissions for servicing retirement and group annuity plans primarily of new and existing TPG customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

PFS uses the accrual method of accounting for financial reporting purposes.

Commissions and Advisory Fees Receivable

Commissions and advisory fees receivable are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based upon historical experience, any needed allowance for potential uncollectible accounts would be immaterial to the financial statements.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Cash on deposit with financial institutions totaled approximately $602,072 as of December 31, 2020. Cash deposits could potentially be subject to credit risk as the deposits are only insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits.

Note 2 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to TPG and their owners. Therefore, no provision for income taxes has been reflected in the accompanying financial statements. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

Note 3 – Net Capital

PFS is subject to the Securities and Exchange Commission's (SEC) regulations and operational policies which require PFS to maintain a minimum amount of net capital equal to the greater of 6 2/3 percent of aggregate indebtedness (AI), as defined, or $5,000 and a ratio of AI to net capital not exceeding 15 to 1. The Company's regulated net capital as of December 31, 2020 was $472,905 which exceeded the required net capital by $464,294. The Company's ratio of AI to net capital as of December 31, 2020 was 0.27 to 1.0.

Note 4 – Related Party Transactions

PFS shares office space and various office-related expenses with TPG and another party related by common ownership, CEM Insurance Company (CEMIC) under an expense agreement approved by FINRA. At the beginning of the subsequent month, TPG and the Company settle the balances due. The Company and CEMIC settle the balances due at the end of each month. The net amounts owed to TPG totaled $47,084 at December 31, 2020.

Note 5 - Subsequent Events

No significant events occurred subsequent to PFS's year end. Subsequent events have been evaluated through March 26, 2021, which is the date these financial statements were issued.